Exhibit 99-1
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[Graphic Omitted]   KOOR INDUSTRIES ANNOUNCES ADDITIONAL CHANGES TO THE
                    BOARD OF DIRECTORS



Tel Aviv, Israel - July 11, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli investment holding company announced today that its two external directors have resigned from the Company's Board of Directors (the "Board").

Mr. Rolando Eisen and Ms. Paulette Eitan, both of whom serve as external directors on Koor Industries' Board, have resigned from the Board following possible affiliation, as defined under the Israeli Companies' Law*, with the new controlling shareholders - Discount Investment Corporation, and its controlling shareholder - IDB Development Corporation (the "IDB Group"). Mr. Eisen and Ms. Eitan have both served as external directors, at a point during the last two years, of companies affiliated with the IDB Group.

The two resignations are effective immediately. Two new external directors will be nominated at the next general meeting of the Company.

* Under the Israeli Companies' Law a person may not be appointed as an external director if the person has, or had during the two years preceding, any affiliation with the Company or any entity controlling, controlled by or under common control with the Company.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's Ordinary shares are traded on the Tel Aviv Stock Exchange (TASE:
KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:
Ran Maidan - Senior Vice President and CFO, Koor Industries
Ltd. - +9723 9008 310
Or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.